Exhibit 14.2
BURGER KING HOLDINGS, INC.
CODE OF ETHICS FOR EXECUTIVE OFFICERS
(Adopted May 31, 2007)
Burger King Holdings, Inc. and its subsidiaries (“Company”) are committed to the highest ethical standards in the operation of its global business and the activities of its senior management. This Code of Ethics for Executive Officers (this “Code”) supplements the Company’s Code of Business Ethics and Conduct (“BKC Code”) and applies to the Company’s Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and Controller, General Counsel, Chief Human Resources Officer, Chief Marketing Officer, Regional Presidents, or their equivalent positions, and other senior executives designated by the Company (the “Executive Officers”).
In furtherance of their responsibilities to foster a corporate culture of transparency, integrity and honesty, the Executive Officers shall:
Honest and Ethical Conduct
Proactively promote an ethical culture that respects and values all employees and encourages compliance with all laws and Company policies. Set the appropriate “tone at the top” by observing the highest ethical standards and by acting with honesty and integrity.
Codes of Ethics, Laws and Policies
Comply with the letter and spirit of this Code, the BKC Code, Company policies and all applicable laws, regulations and rules that apply to the Company’s business affairs, including all host country laws and regulations, and the requirements of the exchanges on which the Company’s shares are listed.

Performance of Duties
Act in good faith in the best interests of the Company and its shareholders, including acting responsibly with due care and diligence in the performance of his or her duties.
Conflicts of Interest
Maintain loyalty to the Company and the BURGER KING® Restaurant System and avoid any situations that create or appear to create a conflict of interest between his or her personal interests and the interests of the Company. Disclose to the Board of Directors any transaction or relationship that reasonably could be expected to give rise to such a conflict.
Corporate Opportunity
Refrain from using Company property, information or position for personal gain.
Financial Records and Periodic Reporting
Provide full, fair, accurate, timely and understandable disclosure in compliance with all applicable laws and regulations in all Company reports filed with or submitted to the Securities and Exchange Commission, applicable exchanges and in other public communications. Comply with all Company standards, policies and procedures designed to promote compliance with the Company’s disclosure policy and refrain from knowingly misrepresenting, omitting or causing others to misrepresent or omit any material information in any reports or communications.
Reporting Guidelines
Consult with the General Counsel or Chairman of the Board regarding any questions about this Code or the BKC Code and promptly contact the Chairman or the General Counsel if he or she believes there has been a violation of this Code or the BKC Code, or if he or she is aware of illegal or unethical behavior by any employee, officer, director, or any other person purporting to be acting on the Company’s behalf.
Periodic Certification
Reaffirm his or her commitment to the BKC Code and to this Code on a periodic basis.
Acknowledgement:
I have received and read the BKC Code and the Code of Ethics for Executive Officers. I understand their contents and agree to comply fully with the standards contained therein. I understand that I have an obligation to report any suspected violations of the BKC Code or this Code and that waivers of this Code may be made only by the Company’s Board of Directors and may be subject to disclosure in accordance with applicable law and New York Stock Exchange requirements.

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